UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

Pharmasset, Inc.

(Name of Subject Company)

Pharmasset, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

With copies to:

Matthew G. Hurd

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pharmasset, Inc., a Delaware corporation (the “Company”) on December 6, 2011 and as subsequently amended. The Schedule 14D-9 relates to the tender offer by Royal Merger Sub Inc., a Delaware corporation (“Merger Sub“) and a direct wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead“), and Royal Merger Sub II Inc., a Delaware corporation (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”) and an indirect wholly-owned subsidiary of Gilead, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $137.00 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase“), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,“ and, together with the Offer to Purchase, the “Offer“). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed by the Offerors with the SEC on December 6, 2011 and as subsequently amended. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference therein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the 2nd paragraph under the heading “Regulatory Approvals — Antitrust” as follows:

“On December 13, 2011, the parties filed the Premerger Notification and Report Forms required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. On December 27, 2011, Gilead voluntarily withdrew and re-filed its Premerger Notification and Report Forms with the FTC and the Antitrust Division.

The voluntary withdrawal and re-filing of the Premerger Notification and Report Forms will provide the FTC with additional time to review the information submitted to it by Gilead and the Company relating to the Offer and the Merger. Gilead intends to use this additional time to seek to clear the transaction without a Second Request (as defined below).

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger is now scheduled to expire at 11:59 p.m. on January 11, 2012, unless earlier terminated by the FTC or Gilead receives a request for additional information or documentary material (“Second Request”) from the FTC prior to that time. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 12, 2012 (one minute after 11:59 p.m., New York City time, on January 11, 2012), unless the Offer is extended or earlier terminated by the Offerors. If a Second Request issues, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Gilead’s substantial compliance with that request. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Gilead’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHARMASSET, INC.

Dated: December 27, 2011	By:	/s/ Kurt Leutzinger
	Name:	Kurt Leutzinger
	Title:	Chief Financial Officer